1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date November 17, 2006	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

The EGM was held on 10th November, 2006. All the resolutions set out in the notice of the EGM dated 20th September, 2006 were duly passed at the extraordinary general meeting.

The Company will engage Mr. Wu Guodong to provide assistance to Mr. Zhang Baocai in discharge of his duties as Company Secretary as required by the Hong Kong Listing Rules.

The second extraordinary general meeting for the year 2006 (the “EGM”) was convened by Yanzhou Coal Mining Company Limited (“the Company”) on 10th November, 2006 and all resolutions in the notice of the EGM dated on 20th September were duly passed at the EGM. The convening of the EGM and all resolutions passed at the EGM are proceeded in compliance with Company Law and the relevant laws and regulations and the requirements of the articles of association of the Company.

I.	CONVENING AND ATTENDANCE OF THE EGM

(1)	Convening of the EGM

1.	Time: 8:30 a.m. on 10th November, 2006

2.	Venue: Conference Room of the Company at 298 South Fushan Road, Zoucheng, Shandong Province, the People’s Republic of China (the “PRC”)

3.	Method: Voting on poll

4.	Convened by: The board of directors of the Company (“the Board”)

5.	Chairman: Yang Deyu, vice-chairman and general manager of the Company

(2)	Attendance of the EGM

5 shareholders and proxies attended the EGM, holding 3,393,409,646 shares with the entitlement to vote, representing 68.99% of the total shares of the Company with the entitlement to vote. Among those shares, 2,600,000,000 were domestic tradable shares subject to trading moratorium, 41,700 were domestic tradable shares without moratorium and 793,367,946 shares were H shares.

II.	CONSIDERATION OF RESOLUTIONS

The following resolutions were considered and passed through voting by way of registered poll at the EGM:

1.	Approved “the Resolution regarding the Acquisition of a 98% Equity Interest in Yankuang Shanxi Neng Hua Company Limited”

The relevant arrangements for the acquisition of a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited and the “Share Transfer Agreement regarding Yankuang Shanxi Neng Hua Company Limited between Yankuang Group Corporation Limited and Yanzhou Coal Company Limited” were passed at the EGM. The Company shall pay RMB733.34 million to Yankuang Group Corporation Limited as the consideration, which is still subject to the fulfillment of the statutory procedures on the transfer of state-owned assets.

As the subject matter of this resolution is a connected transaction, Yankuang Group Corporation Limited as the connected shareholder, representing 2.6 billion shares with the entitlement to vote, abstained from the voting.

2.	Approved “the Resolution regarding the election of Director of Yanzhou Coal Company Limited”

Mr. Zhang Baocai was elected as non-independent director of the third session of the Board at the EGM.

Mr. Zhang Baocai has confirmed that there are no other matters which need to be brought to the attention of the Company’s shareholders and no information is required to be disclosed under Rule 13.51(2) of The Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

Please refer to Annex 1 for personal profile of Mr. Zhang Baocai.

3.	Approved “the Resolution regarding the expanding of the scope of business and the amendment to the articles of association of Yanzhou Coal Company Limited”

Approved “production and sales of coal residual stones as construction material products” to be included in the scope of business of the Company.

The sub-paragraph 2 of article 12 of the Company’s articles of association

“The Company’s scope of business includes:

Mining, selection and sales of coal; cargo transportation; production; sale and leasing of machinery equipment and spare parts and electrical products; sale of metal materials, chemical industrial products; sale of construction, wood, fuels, grease and rubber products; production and sale of other mining materials; production and sales of textile products; provision of integrated technological services relating to coal mining; real estate development coal mining areas; the provision of restaurant, housing and travel services; the storage, loading and discharge of coal in ports; inland water transport; commodity logistic services; repair of ships.”

Is approved to be amended to:

“Mining, selection and sales of coal; cargo transportation; production; sale and leasing of machinery equipment and spare parts and electrical products; sale of metal materials, chemical industrial products; sale of construction, wood, fuels, grease and rubber products; production and sale of other mining materials; production and sales of textile products; provision of integrated technological services relating to coal mining; real estate development coal mining areas; the provision of restaurant, housing and travel services; the storage, loading and discharge of coal in ports; inland water transport; commodity logistic services; repair of ships; production and sales of coal residual stones as construction material products.”

Pursuant to the Hong Kong Listing Rules, the Company’s H share registrar, Hong Kong Registrars Limited, was appointed as scrutineer for the purpose of vote-taking at the EGM.

III.	PRESENCE OF LAWYER

The Company has entrusted King & Wood, PRC lawyers, to witness the relevant matters at the EGM. King & Wood, PRC lawyers, accepted the entrustment and sent Ms. Tang Lizi to attend the EGM. King & Wood issued a legal opinion concluding that certain matters such as convening and the procedures for holding and polling of the EGM were in compliance with the relevant requirements of the laws, regulations, normative documents, the “Rules for Shareholders Meeting of Listed Companies” and the articles of association of the Company; the attendance of the EGM and the calling for the EGM were valid and effective; the voting procedures and voting results at the EGM were valid and effective, and the resolutions passed at the EGM were valid and effective.

IV.	DOCUMENTS FOR FUTURE REFERENCE

1.	Resolution passed at the second extraordinary general meeting of year 2006, which was signed and confirmed by the directors, the scrutineer and the recorder.

2.	The legal opinion on the second extraordinary general meeting of year 2006 by Yanzhou Coal Mining Company Limited, which was issued by King & Wood, PRC lawyers

Arrangement for the Company Secretary

Mr. Zhang Baocai was appointed as Company Secretary upon resolution passed by the Board on 20th September, 2006. The Company will engage Mr. Wu Guodong, who is a chartered accountant and an experienced executive member of the Association of Chartered Certified Accountant, to provide assistance to Mr. Zhang Baocai in discharge of his duties as Company Secretary. The Stock Exchange of Hong Kong Limited has granted a waiver to the Company from strict compliance with the Rule 8.17 and Rule19A.16 for a period of three years since 13th November, 2006. Within the three-year period as granted by the waiver, the engagement of Mr.Wu Guodong for providing assistance to Mr. Zhang Baocai in discharge of Mr. Zhang’s duties as Company Secretary will be terminated when Mr.Zhang Baocai obtains the qualification as required under Rule8.17 of the Hong Kong Listing Rules.

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

By order of the Board of Directors of
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, PRC, 10th November, 2006

Annex 1: Personal Profile of Mr. Zhang Baocai

Mr. Zhang Baocai, aged 39, a senior accountant, is the secretary to the Board of the Company and the head of the secretariat of the Board. Mr. Zhang joined the predecessor group of the Company in 1989 and became the head of the department of planning and finance of the Company in 2002. Then he was appointed as the secretary to the Board and the head of the secretariat of the Board in September 2006. Mr. Zhang graduated from Nankai University with Executive MBA degree. Other than relationship arising from being a director of the Board or save as disclosed above, Mr. Zhang Baocai has not held a directorship in any other listed company for the past three years. He does not have any relationship with other directors, senior management, substantial shareholders or controlling shareholders as defined in Hong Kong Listing Rules. As at this reporting date, Mr. Zhang Baocai has no interest in shares of the Company as defined in Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Mr. Zhang Baocai was entered into a service agreement with the Company in a term of no more than three years dated from 10th November, 2006 and the service agreement will be expired at the close of the general meeting in which the non-independent directors for the fourth session of the Board are elected. In accordance with the resolution passed at the annual general meeting of the Company for the year 2005, the total actual remuneration for all non-independent directors for the year 2005 is RMB2.755 million (before tax). The average actual remuneration for each non-independent director for the year 2006 is increased by 8% or so as compared with that in the year 2005.

Annex 2: Results of Votes in relation to the Resolutions Passed at the EGM

Results of Votes in relation to the Resolutions Passed at the EGM

NO.	Proposal	Number of shares carrying voting right	For			Against			Abstain
			Number of votes		Percentage	Number of votes		Percentage	Number of votes		Percentage
1	To approve the Resolution regarding the Acquisition of a 98% Equity Interest in Yankuang Shanxi Neng Hua Company Limited	793,409,646	Total:	790,734,396	99.8354%	Total:	1,304,000	0.1646%	Total:	0	0.0000%
			Domestic tradable shares subject to trade moratorium:	—	—	Domestic tradable shares subject to trade moratorium:	—	—	Domestic tradable shares subject to trade moratorium:	—	—
			Domestic tradable shares without trade moratorium:	41,700	0.0053%	Domestic tradable shares without trade moratorium:	0	0.0000%	Domestic tradable shares without trade moratorium:	0	0.0000%
			H shares:	790,692,696	99.8301%	H shares:	1,304,000	0.1646%	H shares:	—	—

2	To approve the Resolution regarding By-election of Director of Yanzhou Coal Company Limited	3,393,409,646	Total:	3,387,333,696	99.8209%	Total:	6,075,950	0.1791%	Total:	0	0.0000%
			Domestic tradable shares subject to trade moratorium:	2,600,000,000	76.6191%	Domestic tradable shares subject to trade moratorium:	0	0.0000%	Domestic tradable shares subject to trade moratorium:	0	0.0000%
			Domestic tradable shares without trade moratorium:	41,700	0.0012%	Domestic tradable shares without trade moratorium:	0	0.0000%	Domestic tradable shares without trade moratorium:	0	0.0000%
			H shares:	787,291,996	23.2006%	H shares:	6,075,950	0.1791%	H shares:	—	—

3	To approve the Resolution regarding the expanding of the scope of business and the amendment to the articles of association of Yanzhou Coal Company Limited	3,393,409,646	Total:	3,391,921,946	99.9589%	Total:	1,396,050	0.0411%	Total:	0	0.0000%
			Domestic tradable shares subject to trade moratorium:	2,600,000,000	76.6212%	Domestic tradable shares subject to trade moratorium:	0	0.0000%	Domestic tradable shares subject to trade moratorium:	0	0.0000%
			Domestic tradable shares without trade moratorium:	41,700	0.0012%	Domestic tradable shares without trade moratorium:	0	0.0000%	Domestic tradable shares without trade moratorium:	0	0.0000%
			H shares:	791,880,246	23.3365%	H shares:	1,396,050	0.0411%	H shares:	—	—

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310